Exhibit (a)(5)(f)

31 October 2022

Taylor Maritime Investments Limited
Director Appointment

The Board of Taylor Maritime Investments Limited (“TMI” or the “Company”), the listed specialist dry bulk shipping company, is pleased to announce that Frank Dunne has been appointed as a non-executive Director and Senior Independent Director of the Company with immediate effect.

Frank brings a wealth of legal experience from an extensive career with the Maritime team at Watson Farley Williams (“WFW”), the specialist maritime, aviation and energy law firm, working on a broad range of ship finance work, investment transactions, restructurings, public market transactions and listings. Frank served as Chairman of WFW from 2004 to 2017.

Nicholas Lykiardopulo, Chairman, commented:

“I am delighted to welcome Frank to the TMI Board at a pivotal time for the Company and following a comprehensive recruitment process. His deep understanding of maritime law broadens the skills and experience represented on the Board, in addition to enhancing our governance framework by accepting the appointment as Senior Independent Director.”

No further disclosures are required for Frank Dunne in respect of paragraphs 9.6.13 of the Financial Conduct Authority’s Listing Rules.

ENDS

For further information, please contact:

Taylor Maritime Investments Limited Edward Buttery Camilla Pierrepont	IR@tminvestments.com

Jefferies International Limited Stuart Klein Gaudi Le Roux	+44 20 7029 8000

Montfort Communications Alison Allfrey George Morris Seers	TMI@montfort.london

Sanne Fund Services (Guernsey) Limited (formerly Praxis Fund Services Limited) Matt Falla	+44 1481 737600

Notes to Editors

About the Company
Taylor Maritime Investments Limited is an internally managed investment company listed on the Premium Segment of the Official List, its shares trading on the Main Market of the London Stock Exchange since May 2021.  The Company specializes in the acquisition and chartering of vessels in the Handysize and Supramax bulk carrier segments of the global shipping sector.  The Company invests in a diversified portfolio of vessels which are primarily second-hand and which, historically, have demonstrated average yields in excess of the Company’s target dividend yield of 8% p.a. (on the Initial Issue Price).  The current portfolio numbers 27 vessels in the geared dry bulk segment (Handysize and Supramax types) (including one ship held for sale).  The ships are employed utilising a variety of employment/charter strategies.

The Company announced an increased interim dividend of 2 cents per Ordinary Share paid on a quarterly basis on 28 July 2022, with a targeted total NAV return of 10-12% per annum over the medium to long-term.

The Company has the benefit of an experienced Executive Team led by Edward Buttery and who previously worked closely together at the Commercial Manager, Taylor Maritime.  Established in 2014, Taylor Maritime is a privately owned ship-owning and management business with a seasoned team that includes the founders of dry bulk shipping company Pacific Basin Shipping (listed in Hong Kong 2343.HK) and gas shipping company BW Epic Kosan (formerly Epic Shipping) (listed in Oslo BWEK:NO).  Taylor Maritime’s team of industry professionals are based in Hong Kong, Singapore and London.

For more information, please visit www.taylormaritimeinvestments.com.

About Geared Vessels

Geared vessels are characterised by their own loading equipment. The Handysize market segment is particularly attractive, given the flexibility, versatility and port accessibility of these vessels which carry necessity goods - principally food and products related to infrastructure building - ensuring broad diversification of fleet activity and stability of earnings through the cycle.

IMPORTANT NOTICE
The information in this announcement may include forward-looking statements, which are based on the current expectations and projections about future events and in certain cases can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “anticipate”, “project”, “estimate”, “intend”, “continue”, “target”, “believe” (or the negatives thereon) or other variations thereon or comparable terminology. These forward-looking statements are subject to risks, uncertainties and assumptions about the Company, including, among other things, the development of its business, trends in its operating industry, and future capital expenditures and acquisitions. In light of these risks, uncertainties and assumptions, the events in the forward-looking statements may not occur.

References to target dividend yields and returns are targets only and not profit forecasts and there can be no assurance that these will be achieved.